Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE

AFFILIATE OF MONOMOY CAPITAL PARTNERS SUCCESSFULLY COMPLETES COBRA TENDER OFFER

NEW YORK, NY, October 8, 2014—Monomoy Capital Partners II, L.P. (“Monomoy”) today announced that its affiliate Venom Electronics Merger Sub, Inc. (“Purchaser”) has successfully completed its previously announced tender offer for all outstanding shares of common stock of Cobra Electronics Corporation (“Cobra”) (NASDAQ: COBR) for $4.30 per share, without interest and less applicable withholding taxes thereon. Purchaser’s acquisition of Cobra is expected to close later today.

The tender offer expired at 12:00 midnight (New York City time) at the end of the day on Tuesday, October 7, 2014. American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has advised that, as of the expiration of the tender, approximately 4,942,953.00 shares of common stock of Cobra (excluding approximately 41,182.00 shares subject to notices of guaranteed delivery) were validly tendered and not validly withdrawn in the tender offer, representing approximately 74.86% of the outstanding shares. All validly tendered shares have been accepted for payment, and payment for such shares will be made promptly.

Monomoy intends to promptly take the steps necessary to complete a merger of Purchaser with and into Cobra under Section 251(h) of the Delaware General Corporation Law, without a vote of Cobra’s stockholders, in accordance with the terms of the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 27, 2014, by and among Cobra, Purchaser and Venom Electronics Holdings, Inc. (“Parent”). The merger is expected to be completed later today.

In the merger, each share of common stock of Cobra not tendered in the tender offer (other than shares owned by Cobra or any subsidiary of Cobra or owned by Parent or Purchaser, and other than shares held by a holder who has properly demanded and perfected appraisal rights in accordance with Section 262 of the Delaware General Corporation Law) will be converted into the right to receive an amount equal to $4.30 per share in cash, without interest and less any applicable withholding taxes thereon. This is the same price per share paid in the tender offer. Purchaser and Parent are controlled by Monomoy.

Kirkland & Ellis LLP served as legal advisor to Monomoy.

About Cobra Electronics Corporation

Cobra Electronics is a leading global designer and marketer of communication and navigation products, with a track record of delivering innovative and award-winning products. Building upon its leadership position in the GMRS/FRS two-way radio, radar detector and Citizens Band radio industries, Cobra identified new growth opportunities and has aggressively expanded into the marine market and has expanded its European operations. The Consumer Electronics Association, Forbes and Deloitte & Touche have all recognized Cobra for the company’s innovation and industry leadership. To learn more about Cobra Electronics, please visit the Cobra site at www.cobra.com.

About Monomoy Capital Partners

Monomoy Capital Partners is a private equity firm with $700 million in committed capital that makes controlling investment in middle market businesses in the manufacturing, distribution, consumer product and foodservice sectors. Over the past five years, Monomoy has closed 43 middle market acquisitions. Its portfolio companies generate over $1.2 billion in combined sales and employ more than 6,000 people across four continents. Monomoy implements customized business improvement programs at its portfolio companies that reduce operating expenses, increase profitability and support profitable growth. Please visit www.mcpfunds.com for a detailed description of Monomoy and its portfolio companies.